UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated November 28, 2007, reporting results for the three and nine months ended September 30, 2007.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2007	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

Top Image Systems Reports Third Quarter 2007 Results

The Company will be holding a conference call today
at 10:00am EST to discuss the quarterly results

Tel Aviv, Israel – November 28, 2007 – Top Image Systems, Ltd. (NASDAQ: TISA, TASE: TISA), the leading innovator of data capture solutions, today announced its financial results for the third quarter, ended September 30, 2007. This follows the October 8, 2007 Company press release announcing the Company’s initial third quarter 2007 results.

Third Quarter 2007 Results
Revenues for the third quarter exceeded the high end of the initial revenue range reaching $6.5 million, an increase of 24% from the third quarter of last year and an increase of 6% compared with the prior quarter. 45% of third quarter revenues were generated from products and 55% from services.

Operating loss for the third quarter totaled $1.8 million, compared with operating profit of $172 thousand for the third quarter of 2006 and an operating profit of $65 thousand for the prior quarter. As previously announced, the increased expenses in the quarter were primarily related to the assimilation of recently acquired CPL and Asiasoft into the Company.

Non-GAAP net loss for the third quarter totaled $1.7 million, compared to net income of $0.25 million in the third quarter of 2006. Non-GAAP basic and fully diluted net loss per share in the third quarter totaled $0.190 compared with net income per share of $0.019 in the third quarter of 2006.

Non-GAAP net income (loss) excludes stock option compensation and amortization of intangible acquired assets which amounted to $348 thousand and $75 thousand in the third quarter of 2007 and 2006, respectively. A reconciliation between net income (loss) on a GAAP basis and a Non-GAAP basis is included at the end of this press release.

On a GAAP basis, net loss for the third quarter totaled $2 million compared to net income of $0.18 million in the third quarter last year, and $0.01 million loss in the prior quarter. GAAP basic and fully diluted net loss per share in the third quarter totaled $0.229, compared to basic and fully diluted net earnings per share of $0.019 in the third quarter of 2006, and basic and fully diluted net loss per share of $0.011 in the prior quarter.

Dr. Ido Schechter, Top Image Systems’ CEO, commented: “This has been a very interesting year for the Company with the acquisition of both UK based CPL and China-based Asiasoft, expanding our global presence to target new market. Completing two acquisitions, however, is a lengthy process and in the past months, we have invested a great deal of efforts in integrating Asiasoft into TIS and we are confident this process will be as successful as was the integration of CPL earlier this year. These two acquisitions enhance our product and solution offering while bringing TIS closer to becoming the Document Capture market leader.

Dr. Schechter concluded: “This quarter we reported revenues close to record levels, unfortunately, however, a number of recent projects previously expected to be recognized this quarter, were not finalized in time , and will be recognized in coming quarters”

“Admittedly, while being disappointed with our results of this quarter, we are encouraged by the substantial progress the Company has made over the past nine months in laying the strong foundations for a more successful 2008 in terms of both technology and skilled manpower.”

Conference Call
The Company will be holding a conference call today, November 28, 2007, at 10am EST (7:00am Pacific Time, 3:00pm UK Time, 5:00pm Israel Time) to review the third quarter 2007 financial results and other corporate events.

Dr. Ido Schechter, CEO, and Arie Rand, CFO, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Company Contact	Investor Relations Contact
Adi Bar-Lev	Ehud Helft / Kenny Green
Director of Marketing and IR	GK Investor Relations
adi@topimagesystems.com	Info@gkir.com
+972 545 330537	Tel: (US) 1 646 201 9246

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	December 31, 2006	September 30 2007
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	6,195	1,630
Deposit	3,000	3,118
Marketable securities	12,597	9,371
Trade receivables, net	7,642	8,681
Other current assets	1,120	2,344

Total current assets	30,554	25,144

Severance funds pay	717	824

Property and equipment

Cost	2,531	3,472
Less / accumulated depreciation	(1,943)	(2,684)

Net property and equipment	588	788

Goodwill	465	8,538

Net intangible assets	1,835	2,835

Investment in affiliates		533

Other long-term assets, net	136	140

Total assets	34,295	38,802

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	339	1,883
Trade payables	397	1,733
Accrued liabilities and other payables	2,966	7,087

Total current liabilities	3,702	10,703

Long-term liabilities:
Convertible debenture	14,197	14,301
Liability for severance pay, net	1,016	1,157

Total long-term liabilities	15,213	15,458

Minority interest in consolidated subsidiaries		104

Total liabilities	18,915	26,265

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	98	98
Surplus capital	29,921	30,319
Comprehensive income	-	286
Accumulated deficit	(14,639)	(18,166)

Total shareholders' equity	15,380	12,537

Total liabilities and shareholders' equity	34,295	38,802

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	In thousands US$, except per share data

Revenues
Product sales	2,932	2,814	8,100	8,689
Service revenues	3,555	2,433	8,550	6,032

Total revenues	6,487	5,247	16,650	14,721

Cost of revenues
Product costs	1,869	503	2,918	1,654
Service costs	2,109	1,508	5,499	3,952

Total cost of revenues	3,978	2,011	8,417	5,606

Gross profit	2,509	3,236	8,233	9,115

Expenses

Research and development costs	732	435	1,918	1,319
Selling and marketing	2,235	1,694	6,240	4,865
General and administrative	1,370	935	3,300	2,511

	4,337	3,064	11,458	8,695

Operating profit (loss)	(1,828)	172	(3,225)	420

Financing income (expenses), net	(94)	15	(264)	241

Income (loss) before taxes on income	(1,922)	187	(3,489)	661

Taxes on Income	(11)	(12)	(45)	(20)

Other income	-	-	110	-

Minority's share in profit of a subsidiary	(104)		(104)

Net income (loss) for the period	(2,036)	175	(3,527)	641

Basic net income (loss) per share	(0.229)	0.020	(0.398)	0.073

Weighted average number of shares used in computation of basic net income (loss) per share	8,879,770	8,834,841	8,872,094	8,814,088

Diluted net income (loss) per share	(0.229)	0.019	(0.398)	0.071

Weighted average number of shares used in computation of diluted net income (loss) per share	8,879,770	8,987,807	8,872,094	8,991,430

A reconciliation of Non GAAP net income to GAAP net income is as follows (in thousands):

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Net Income	(2,036)	175	(3,527)	641
Stock option compensation epxenses	158	0	378	0
Amortization of acquired Intangible Assets	190	75	298	225

Non-GAAP Net Income (loss)	(1,688)	250	(2,851)	866